

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 14, 2016

W. Austin Lewis, IV
President and Chief Executive Officer
PAID, Inc.
200 Friberg Parkway
Suite 4004
Westborough, Massachusetts 01581

> **Re: PAID, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 1, 2016**
> **File No. 000-28720**

Dear Mr. Lewis:

        We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ Lisa M. Kohl for

                                        Mara L. Ransom
                                        Assistant Director
                                        Office of Consumer Products